Exhibit 99.2

Deloitte LLP La Tour Deloitte 1190 avenue des Canadiens-de-Montréal Suite 500 Montreal QC H3B 0M7 Canada
Tel: 1 514-393-7115 Fax: 1 514-393-4104

March 7, 2024

To:

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Department of Justice and Public Safety, Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of BCE Inc. dated March 7, 2024 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements 1, 3, 5 and 6 and we have no basis to agree or disagree with the statements 2 and 4 contained in the Notice. .

Yours truly,

/s/ Deloitte LLP1

1 CPA auditor, CA, public accountancy permit No. T146423